UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
Specialized Disclosure Report

DREW INDUSTRIES INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	001-13646	13-3250533

(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3501 County Road 6 East, Elkhart, Indiana		46514

(Address of principal executive offices)		(Zip Code)

Robert A. Kuhns
(574) 535-1125

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[ x ] Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Drew Industries Incorporated (the “Company”) has filed this Specialized Disclosure Form (Form SD) (including the Conflict Minerals Report) for the year ended December 31, 2015 to comply with Rule 13p-1 under the Securities Exchange Act of 1934 relating to “conflict minerals.” A copy of the Conflict Minerals Report is also publicly available through the Company’s website at www.drewindustries.com (under the “SEC Filings” subcaption of our “Investor Relations” page). The reference to the Company’s website is provided for convenience only, and its contents are not incorporated by reference into this Specialized Disclosure Form (Form SD) nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 - EXHIBITS

Item 2.01	Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report for the year ended December 31, 2015 as required by
Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DREW INDUSTRIES INCORPORATED

By: /s/ Robert A. Kuhns Robert A. Kuhns Vice President - Chief Legal Officer and Secretary

Dated: May 31, 2016

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